

August 15, 2012

Via E-mail
James D. Davidson, III
President and Chief Executive Officer
California Gold Corp.
4515 Ocean View Boulevard, Suite 305
La Canada, California 91011

>   **Re: California Gold Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 26, 2012**
>   **File No. 333-179466**
>   **Form 10-K for the Fiscal year Ended January 31, 2012**
>   **Filed May 2, 2012**
>   **File No. 333-134549**

Dear Mr. Davidson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. We note that you have revised the fee table to reflect the market price as of a recent practicable date of the amended registration statement. The price used in the initial registration statement should continue to be used for those shares registered in the initial filing, and the most recent market price should only be used for those shares added to the registration statement in this amendment. In addition, since the company offering will be

conducted at a fixed price, the fee table should reflect that per share price. Lastly, it appears that your calculation of the maximum aggregate offering price for the selling shareholder offering is incorrect. Please revise the fee table accordingly.

Prospectus Cover Page

2. Clearly disclose the fixed price at which the company will offer its shares.

3. We note the disclosure that you may retain the services of a licensed broker/dealer. Please confirm that you will file a post-effective amendment to revise the offering terms if a broker/dealer is retained in conducting this offering. In addition, the table of proceeds to the company should not reflect payments to broker/dealers unless you have retained the services of a broker/dealer.

Summary, page 1

4. Given that there is no minimum in the company offering, there is no guarantee that any shares will be sold by the company. Therefore, please revise the calculation of the percent of the shares outstanding the resale registration represents on page two to remove the company offering from the outstanding shares. Similarly, provide clear disclosure each time you refer to the shares outstanding after this offering or the use of proceeds to clearly reflect the fact that there is no minimum and there is no guarantee any shares will be sold by the company.

Selling Shareholders, page 18

5. We note the disclosure in this section that the common stock outstanding as of July 26, 2012 was 254,497,454 shares. Please reconcile with the disclosure in the summary, which reflects 115,951,260 shares of common stock outstanding. In addition, footnote c to the table reflects a different amount of common stock outstanding. Please reconcile throughout the prospectus.

6. Please advise us as to whether any of the shares being registered for resale were issued by the company in the March 2012 private placement.

Use of Proceeds, page 20

7. Please provide a more detailed discussion of the use of proceeds and a more specific allocation of the proceeds. Provide such disclosure in tabular format.

8. Please revise to discuss the company's plans if less than the maximum proceeds are received. Provide in tabular format the use of proceeds at 25%, 50%, 75% and 100% of proceeds. In addition, please disclose the use of proceeds if you raise less than 25%.

9. Please clarify the statement that you may invest the net proceeds temporarily in your discretion until allocated to the use of proceeds specified in the prospectus. We also note a similar statement in the summary.

Description of Business, page 30

10. We note your response to comment 14 in our letter dated March 7, 2012. Please revise your disclosure to indicate whether the first $750,000 of exploration program expenditures was completed by August 4, 2012. Also clarify whether the cash payment and share issuance due on the first anniversary of the First Closing occurred.

Compliance with Government Regulation, page 33

11. We note your response to comment 17 in our letter dated March 7, 2012 and we reissue the comment. Please describe the effect of existing or probable government regulations on your business. Please revise to specifically disclose how the regulations you have cited will affect your business. For example, it is not clear which other authorities have to authorize mining works and whether your operations will be in or around certain areas or structures, such as villages, dams, etc. Please also disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(ix) and (xi) of Regulation S-K.

12. The Form 8-K filed on March 23, 2012 refers to a material agreement entered into with American Strategic Minerals Corp. Please disclose the material terms of the agreement and file as an exhibit.

Executive Officers and Directors, page 38

13. Please disclose period which Mr. Davidson has been an officer of each company listed. In addition, please remove the specific financial information for the companies discussed in this section. For example, we note the annual gold output and market cap of Alacer Gold.

14. Disclose the amount and percent of time each officer devotes to the company.

Executive Compensation, page 44

15. Please include a footnote disclosing all assumptions made in the valuation of the options by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements or discussion in the MD&A. See Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Similarly revise the director compensation table. Lastly, clarify the reference to FASB ASC Codification.

16. We reissue comment 21 in our letter dated March 7, 2012. We note the disclosure on page 45 regarding the administrative services agreement with ICS, an affiliate of your COO. We believe such payments would be indirect compensation of your COO and thus should be included in the Summary Compensation Table. Please revise or provide a more detailed analysis as to why you do not believe such payments are compensation to the COO. In particular, we note that the agreement was entered into the same time as Mr. Duggan became the COO and many of the services provided are typical services one would expect from a COO. We also note that while Mr. Duggan only devotes 3-5% of his working time for ICS with the Company and spends 5-10% of his working time as the COO, the compensation received through ICS more than double the salary received directly from the company. In addition, please clarify whether Mr. Duggan founded and/or controls ICS and provide more details about the business of ICS. Also, clarify whether Mr. Duggan is affiliated with any of the other 12 to 15 junior mining companies to whom he provides services.

Certain Relationships and Related Transactions, page 48

17. We reissue comment 22 in our letter dated March 7, 2012. Please include all of the transactions required to be disclosed by Item 404 of Regulation S-K. We continue to note disclosure in the footnotes to the financial statements that are not reflected in this section or that are inconsistent with the disclosure in this section. In addition, for the debt transactions provide the disclosure required by Item 404(a)(5) of Regulation S-K. In addition, provide the disclosure for the related party transactions from the January 31, 2010 fiscal year end, as the financial statements were included in the initial registration statement.

18. Please disclose the nature of the relationship of each related party to the company. Also, rather than use the abbreviation G&P, clearly disclose the identity of the related party.

Legal Matters, page 57

19. We reissue comment 25 in our letter dated March 7, 2012. Please provide the disclosure required by Item 509 of Regulation S-K.

January 31, 2012 Annual Financial Statements, page F-3

Notes to Consolidated Financial Statements, page F-7

Note 6 – Derivative Liabilities, page F-14

20. Please revise to separately disclose the assumptions used to estimate the fair value of the warrants as of each balance sheet date. Also tell us and revise to disclose how you determined the risk free rate for purposes of valuing the warrants.

April 30, 2012 Interim Financial Statements, page F-24

Notes to Consolidated Financial Statements, page F-27

Note 4 – Mining Rights, page F-28

21. We note in your response to prior comment 28 of our letter dated March 7, 2012 that the first $750,000 investment in the exploration program must be completed by August 4, 2012. Please revise to include a subsequent events footnote to disclose whether the first $750,000 investment in the exploration program was completed by August 4, 2012. To the extent that the investment was not completed by that date also discuss the resulting effects, if any.

Form 10-K for the Fiscal Year Ended January 31, 2012

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Mineral Rights, Exploration and Development Costs

22. We note your response to prior comment 27 of our letter dated March 7, 2012 and see that you have provided amended policy note disclosures related to your mineral property costs in the financial statements included in your Amended Form S-1 at page F-8, however you have not carried over these disclosures in your financial statements included in your Form 10-K for the year ended January 31, 2012. Please confirm that you will include these amended disclosures in future periodic filings.

Item 15. Recent Sales of Unregistered Securities

23. The financial statements reflect the issuance in the year ended January 31, 2011 of 41,478,285 shares of common stock and 22 million shares of preferred stock in a private placement. They also reflect 16 million shares of common stock issued in the year ended January 31, 2012. This information appears inconsistent with the disclosure in this section. Similarly, disclosure in the footnotes to the financial statements is not consistent with the disclosure in this section. Please reconcile or advise.

Exhibits

24. We note your response to comment 31 in our letter dated March 7, 2012. Please file the agreement with MPX Geophysics in its entirety. We note that it is missing exhibits, schedules and/or attachments. In addition, please file the agreement as an exhibit to the Form S-1 or incorporate it by reference.

25. We partially reissue comment 32 in our letter dated March 7, 2012. We are unable to locate Exhibit 4.4 as currently incorporated by reference. Exhibit 4.5 to the Form 10-K filed on May 17, 2011 is a Form of 0% Convertible Promissory Note of the Registrant dated September 16, 2010, which is not what is listed in the exhibits index.

26. Please revise your legality opinion to clarify that the reference to the laws and regulations of Nevada include the judicial decisions interpreting those laws and regulations. In addition, please include the address of counsel who provided the legality opinion, as required by Schedule A(23) of the Securities Act of 1933.

27. We note your response to comment 36 in our letter dated March 7, 2012 and we reissue the comment. Please file the executed agreements.

28. Please amend your Form 10-K for the year ended January 31, 2012 to comply with the comments issued on the Form S-1, both in this letter and in the initial letter, as applicable. For example and without limitation, we are unable to locate the disclosure regarding the qualifications of the directors to serve as directors, as required by Item 401(e)(1) of Regulation S-K.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or John Archfield, Staff Accountant, at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or Pamela Howell, Special Counsel, at (202) 551- 3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Paul C. Levites, Esq.